SECURITIES AND EXCHANGE COMMISSION
     Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1999

Commission File Number 1-8097

ENSCO Savings Plan
(Full title of the plan)

ENSCO International Incorporated
2700 Fountain Place
1445 Ross Avenue
Dallas, Texas 75202-2792
(Name and address of principal executive office of issuer)

     The financial statements listed in the accompanying table of contents on the following page are filed as part of this Form 11-K.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENSCO Savings Plan

Date: June 26, 2000	/s/ C. Christopher Gaut By: C. Christopher Gaut Senior Vice President - Finance and Chief Financial Officer

ENSCO SAVINGS PLAN TABLE OF CONTENTS TO FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

PAGE

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of the
ENSCO Savings Plan

In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the ENSCO Savings Plan (the “Plan”) at December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes at End of Year and Reportable Transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are additional information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
     PricewaterhouseCoopers LLP

Dallas, Texas
June 26, 2000

ENSCO SAVINGS PLAN STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AT DECEMBER 31, 1999 AND 1998

	December 31,
	1999	1998

ASSETS:
Cash and cash equivalents	$ -	$ 11,229
Receivables:
Participant contributions	-	139,700
Participant loan payments	-	17,721
Employer contributions	-	8,406,918
Investments	67,888,880	40,309,985

Total assets	67,888,880	48,885,553

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$67,888,880	$48,885,553

The accompanying notes are an integral part of these financial statements.

ENSCO SAVINGS PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS YEAR ENDED DECEMBER 31, 1999

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Interest and dividends	$ 2,626,213
Participant contributions	4,394,739
Employer contributions	2,538,249
Net appreciation in the fair value of investments	14,861,986

Total additions	24,421,187

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions to participants	5,401,911
Fees	15,949

Total deductions	5,417,860

NET INCREASE	19,003,327

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	48,885,553

End of year	$67,888,880

The accompanying notes are an integral part of these financial statements.

ENSCO SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.   PLAN ORGANIZATION AND DESCRIPTION

The ENSCO Savings Plan (the “Plan”) is a defined contribution tax deferred savings plan available to employees of ENSCO International Incorporated and subsidiary companies (the “Company”). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). On June 12, 1996, the Company acquired DUAL DRILLING COMPANY (“Dual”). Dual provided a deferred contribution plan to its employees, DUAL DRILLING COMPANY Employees’ Tax Deferred/Thrift Savings Plan and Trust, which the Company merged into the Plan on January 31, 2000 after the receipt of appropriate government and regulatory approval.

The Plan was established to provide a retirement benefit for employees through a Company profit sharing contribution and matching contributions based on employee contributions, and to promote and encourage employees to provide additional security and income for their retirement through a systematic savings program. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Participation

Employees of the Company may participate in the Plan upon completing certain service requirements, except for those employees, if any, who already receive retirement benefits in connection with a collective bargaining agreement and certain nonresident employees. Eligible employees may elect to participate in the employee savings feature of the Plan after completing a three-month period of service with the Company (“Savings Participants”). The entry date with respect to an eligible employee’s ability to make 401(k) contributions is the first business day of the month following the month during which the employee satisfies eligibility and participation requirements. Eligible employees automatically participate in the profit sharing feature of the Plan after completing a twelve-month period of service with the Company.

Contributions

Savings Participants may elect to make contributions to the Plan by salary deferrals (“Savings Contributions”), which qualify for tax deferment under Section 401(k) of the Internal Revenue Code (“the Code”). Savings Contributions are generally limited to the lesser of 10% of the Savings Participant’s compensation, or the annual dollar limitation set forth in Section 402(g) of the Code ($10,000 for the year ended December 31, 1999). Within certain limits, as defined in the Plan, Savings Participants may elect to increase, decrease or suspend their Savings Contributions and corresponding salary deductions.

At the discretion of its Board of Directors, the Company may make contributions to the Plan for the benefit of Savings Participants (“Matching Contributions”). Matching Contributions may be made by the Company in the form of a stated dollar amount or in the form of a matching percentage of Savings Contributions. Matching Contributions, which are made to the Company Stock Fund, are allocated to individual Savings Participants pro rata based on their respective Savings Contributions for the Plan year, limited to 6% of their compensation as defined by the Plan document. The Company made Matching Contributions to active participant employee accounts equal to 100% of the first 3% contributed by each individual participant and 50% of the second 3% contributed by each individual participant for the years 1999 and 1998.

Total Matching Contributions for the year ended December 31, 1999 were approximately $2.5 million.

At the discretion of its Board of Directors, the Company may also make annual contributions to the Plan for the benefit of all eligible employees (“Profit Sharing Contributions”). The Company may make Profit Sharing Contributions in either cash or in the Company’s common stock. Annual Profit Sharing Contributions are allocated to eligible employees based on their proportionate compensation. In March 2000, a 1999 Profit Sharing Contribution of approximately $243,000 was transferred from forfeitures to fund the accounts of the eligible employees.

The Plan limits the sum of a participant’s annual Savings Contributions, and Matching Contribution and Profit Sharing Contribution (“Company Contributions”) to the lesser of $30,000 or 25% of the Plan participant’s compensation as defined by the Plan document. Under certain circumstances, Plan participants may make contributions to the Plan in the form of rollover contributions (“Rollover Contributions”).

Plan Administration

T. Rowe Price serves as the investment manager for the Plan's trust fund and executes all investment actions. Recordkeeping responsibilities are maintained by T. Rowe Price. The assets held by the Prudential Insurance Co. of America Investment Contract GA-6436, (“Prudential”) are from a previously merged plan and in accordance with the fund's contract, Prudential is transferring the Guaranteed Interest Fund to T. Rowe Price in 60 consecutive monthly installments.

Vesting

A Plan participant’s Matching Contribution account balance and Profit Sharing Contribution account balance shall become vested and nonforfeitable upon the completion of certain years of service with the Company or combined service with Dual and the Company, as follows:

Completed years of service	Vested percentage

Less than two years	0%
Two years	20%
Three years	40%
Four years	60%
Five years	80%
Six or more years	100%

A Plan participant shall become fully vested in his or her Matching Contribution account balance and Profit Sharing account balance upon certain events, including death or disability, attaining the age of 60, or a full or partial termination of the Plan. A Plan participant’s Savings Contribution account balance and Rollover Contribution account balance is fully vested at all times.

Upon completion of each Plan year, the nonvested portion of Matching Contribution account balances and Profit Sharing Contribution account balances of terminated Plan participants are forfeited (“forfeitures”) to the Plan and may be used to reduce the amount of Matching Contributions and Profit Sharing Contributions due or administrative expenses to be paid by the Company. At December 31, 1999 and 1998, the Plan had forfeiture balances of $969,386 and $442,088, respectively.

Distributions

Distributions of a Plan participant’s Savings Contribution account and Rollover Contribution account and the vested portion of a participant’s Matching Contribution account and Profit Sharing Contribution account are generally made within 60 days of an employee request due to termination of employment or certain Internal Revenue Service regulations. At December 31, 1999, all persons had been paid who elected to withdraw from the Plan. At December 31, 1998, the Plan’s net assets included $98,486 for amounts allocated to the accounts of persons who had elected to withdraw from the Plan but had not yet been paid.

Investments

The Plan allows participants to invest among a number of different investment choices. The following are descriptions of the investment choices in the Plan:

Company Stock Fund - The objective is to provide long-term growth of capital by investing in ENSCO International Incorporated common stock.

Blended Stable Value Fund - The objective is to provide preservation of principal and a high level of monthly income by investing in an investment contract issued by an insurance company and the T. Rowe Price Stable Value Common Trust Fund which invests in investment contracts issued by insurance companies and banks.

Balanced Fund - The objective is to provide capital appreciation, current income and preservation of capital by investing through a portfolio of stocks and fixed income securities.

Spectrum Income Fund - The objective is to provide a high level of current income with moderate share price fluctuation by investing in a diversified group of five underlying T. Rowe Price domestic bond funds, two foreign bond funds, a money market fund and an income-oriented stock fund.

Spectrum Growth Fund - The objective is to seek long-term capital appreciation and growth of income by investing in a diversified group of underlying T. Rowe Price domestic stock funds, a foreign stock fund and a money market fund.

Effective April 1, 1999, the Plan increased the investment choices to ten investment options to provide participants a broader investment range. The following are descriptions of the five new investment choices in the Plan:

Blue Chip Growth - The objective is to provide long-term capital growth by investing in large and medium sized blue chip growth companies that have the potential for above-average growth in earnings and are well established in their respective industries.

Equity Income - The objective is to provide substantial dividend income and long-term capital appreciation through investments in common stocks of established companies that pay above-average dividends.

Equity Index 500 - The objective is to match the total return performance of the S&P 500(R) by investing in all 500 stocks that compose the S&P 500(R) Index.

Mid-Cap Growth - The objective is to provide long-term capital appreciation by investing in mid-cap stocks offering the potential for above-average earnings growth.

Small-Cap Stock - The objective is to provide long-term capital growth by investing primarily in stocks of small-sized companies that are believed by T. Rowe Price to reflect either a growth or value investment approach.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

The Plan’s investments are stated at fair value, except for the Blended Stable Value Fund which is stated at contract value (Note 3). The Plan’s investments are principally comprised of the Company’s common stock, mutual funds and debt and equity securities. The fair value of the Plan’s investments is determined by T. Rowe Price and is based on quoted market prices.

Purchases and sales of securities and the Company’s common stock are recorded on a trade-date basis. Interest is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for Plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Distributions

Distributions are recorded when paid.

Loans

Effective January 1, 1998, the Plan adopted a loan policy. Generally, approved loans to eligible participants shall be granted from the participants’ vested accounts on a pro-rata basis. The interest rate is a fixed rate determined monthly. All loans must be secured with an irrevocable pledge assignment. Loan payments are generally made through a participant payroll deduction.

Pervasiveness of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and related revenues and expenses, and disclosure of gain and loss contingencies at the date of the financial statements. Actual results could differ from those estimates.

Reclassifications

Certain previously reported amounts have been reclassified to conform to the 1999 presentation.

New Accounting Pronouncements

On September 15, 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (“SOP 99-3”) which, among other things, eliminated previous requirements for defined contribution plans to present plan investments by general type for participant-directed investment programs and to disclose participant-directed investment programs. SOP 99-3 is effective for financial statements for Plan years ending after December 15, 1999. Accordingly, the Plan has adopted SOP 99-3 and the accompanying financial statements do not include details of the Plan's participant-directed investment programs.

3.   INVESTMENT CONTRACTS

The Blended Stable Value Fund invests in an investment contract issued by Prudential and in a common trust fund which invests in investment contracts issued by insurance companies and banks. The Blended Stable Value Fund credited participant accounts at rates of interest ranging from 5.00% to 6.05% and 5.35% to 8.41% on the Prudential investment contract and the T. Rowe Price Stable Value Common Trust Fund, respectively, during 1999. The Blended Stable Value Fund is included in the financial statements at contract value, which approximates fair value. Contract value represents contributions made plus credited interest, less Plan withdrawals.

4.   PLAN INVESTMENTS

Plan investments that represent 5% or more of the Plan’s net assets are identified as follows:

	December 31,
	1999		1998
Investment at Fair Value as Determined by
Quoted Market Price

Mutual Funds:
Balanced Fund, 203,262 and 179,644 units, respectively	$ 4,002,237		$ 3,339,577
Spectrum Income Fund, 271,739 and 211,804 units,
respectively	2,910,323		2,435,748
Spectrum Growth Fund, 454,070 and 429,731 units,
respectively	8,041,581		7,069,083
Other	2,430,354		-
Common Stock:
ENSCO International Incorporated,
1,202,639 and 850,259 shares, respectively	27,510,372	*	9,087,146	*

	44,894,867		21,931,554

Investments at Contract Value
Blended Stable Value Fund	20,178,551		16,871,549

Loan Fund	2,815,462		1,506,882

Total Investments	$67,888,880		$40,309,985

*The Matching Contribution portion of the investment is nonparticipant-directed.

During 1999, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value by $14,861,986 as follows:

Company stock	$14,004,960
Mutual funds	857,026

$14,861,986

At December 31, 1999, the Plan’s investment in the Company’s common stock was based on the closing price on that date of $22.875 per share. Like any investment in publicly traded securities, the Company’s common stock is subject to price changes. During 1999, the high and low prices for the Company’s common stock were $25.00 and $8.75, respectively.

5.   NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	1999	1998

Net Assets:
Receivables:
Participant contributions	$ -	$ 52,196
Participant loan contributions	-	7,601
Employer contributions	-	2,382,737
Common Stock	27,510,372	9,087,146

	$27,510,372	$11,529,680

	Year Ended December 31,
	1999	1998

Changes in Net Assets:
Contributions	$ 4,131,908	$ 6,660,692
Dividends	183,987	107,243
Other	-	5,649
Net appreciation (depreciation)	14,004,960	(14,079,949)
Distributions	(2,944,864)	(1,350,901)
Transfers from participant-directed investments	604,701	800,295

	$15,980,692	($7,856,971)

Only the Matching Contribution portion of the investment is nonparticipant-directed.

6.   ADMINISTRATIVE FEES

The Plan has no employees and the Company covers all recurring administrative costs of the Plan. The Company paid $74,671 and $80,759 for the administrative costs of the Plan during 1999 and 1998, respectively.

7.   PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). In the event of Plan termination, participants will become 100 percent vested in their accounts.

8.   TAX STATUS

Management believes that the Plan is qualified under Section 401(a) of the Code and therefore the trust is exempt from taxation under Section 501(a). A favorable IRS determination letter dated September 21, 1995 was received for the Plan. Generally, contributions to a qualified plan are deductible by the Company when made, earnings of the trust are tax exempt and participants are not taxed on their benefits until withdrawn from the Plan.

Additional Information Schedule I

ENSCO SAVINGS PLAN Schedule H, Line 4i (Form 5500) - Schedule of Assets Held for Investment Purposes at End of Year at December 31, 1999

	Description of Investment

Identity of issue or	Description of	Rate of	Units		Current
party involved	Investment	interest	or shares	Cost	Value

T. Rowe Price:
Blended Stable Value Fund:
*The Prudential Insurance
Co. of America Investment	GIC	5.00% - 6.05%	-	$ 444,027	$ 444,027
*T. Rowe Price Stable
Value Common Trust Fund	GIC	5.35% - 8.41%	-	19,734,524	19,734,524
*Balanced Fund	Mutual Fund	-	203,262	3,302,855	4,002,237
*Spectrum Income Fund	Mutual Fund	-	271,739	3,059,860	2,910,323
*Spectrum Growth Fund	Mutual Fund	-	454,070	7,120,189	8,041,581
*Blue Chip Growth Fund	Mutual Fund	-	14,010	457,184	509,135
*Equity Income Fund	Mutual Fund	-	2,577	72,677	63,939
*Equity Index 500 Fund	Mutual Fund	-	40,603	1,475,749	1,606,254
*Mid-Cap Growth Fund	Mutual Fund	-	5,070	186,521	203,461
*Small-Cap Stock Fund	Mutual Fund	-	2,086	43,684	47,565

				35,897,270	37,563,046

Employer securities:
*ENSCO International Incorporated	ENSCO International Incorporated Common
	Stock	-	1,202,639	20,545,549	27,510,372

*Loan Fund	Participant Loans	7.50% - 9.50%	-	-	2,815,462

				$56,442,819	$67,888,880

*Party-in-interest.

Additional Information Schedule II

ENSCO SAVINGS PLAN Schedule H, Line 4j (Form 5500) - Schedule of Reportable Transactions (in the Aggregate) Year Ended December 31, 1999

							Market
							value on
Identity of party	Description	Purchase	Selling	Lease	Expense	Cost of	transaction	Net
Involved	of transaction	price	price	rental	incurred	asset	date	gain (loss)

ENSCO International	Purchase of shares	$7,082,917					$7,082,917
Incorporated	Sales of shares		$2,659,546			$2,400,587	2,659,546	$258,959

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-40282) of ENSCO International Incorporated of our report dated June 26, 2000 relating to the financial statements, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP PricewaterhouseCoopers LLP Dallas, Texas June 26, 2000